SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74838K 30 6

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-2(b)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74838K 30 6	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald R. Scifres
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,739,817
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,739,817
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,817
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.56%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74838K 30 6	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Sorrento Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:

Donald R. Scifres

(b)	Address of Principal Business Office:

480 San Antonio Rd., Suite 200, Mountain View, CA 94040

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

74838K 30 6

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2013:

(a)	Amount Beneficially Owned:

1,739,817 shares. Includes (i) 552,045 shares of common stock held in The Donald R. Scifres 2012 Annuity Trust BB of which Mr. Scifres is trustee; (ii) 323,980 shares of common stock held in the Donald R. Scifres 2011 Annuity Trust Y of which Mr. Scifres is a trustee; (iii) 307,507 shares of common stock held in SDL Ventures, LLC in which Mr. Scifres has a controlling interest and (iv) 556,285 shares held by Donald R. Scifres. Excludes 392,556 shares of common stock held by a trust for the benefit of Mr. Scifres’ children (the “Children’s Trust”). Mr. Scifres has no voting or dispositive power with respect to, and disclaims any beneficial ownership of, any of the foregoing shares held by the Children’s Trust.

(b)	Percent of Class:

Approximately 7.56% of the shares of common stock outstanding as of December 31, 2013, assuming 23,010,331 shares outstanding, including 21,678,353 shares outstanding as reported in the Issuer’s Amended Quarterly Report on Form 10-Q filed on November 8, 2013, plus an additional 1,331,978 shares issued on December 19, 2013 as reported in the Issuers Current Report on Form 8-K filed on December 20, 2013.

CUSIP No. 74838K 30 6	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,739,817

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,739,817

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74838K 30 6	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

/s/ Donald R. Scifres
Donald R. Scifres